SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                 SCHEDULE 13D/A*
                                 (Rule 13d-101)
                                 AMENDMENT NO. 3

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
           13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                                  I-MANY, INC.
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                    44973Q103
                                 (CUSIP Number)


                              Marc Weingarten, Esq.
                            Schulte Roth & Zabel LLP
                                919 Third Avenue
                               New York, NY 10022
                                  212-756-2280
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 9, 2005
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 11 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 44973Q103                 13D/A                  Page 2 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            Diker Value-Tech Fund, LP

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            37-1444088
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                   -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,277,980
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                   -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,277,980
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                    2,277,980
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [X]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            5.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                 13D/A                  Page 3 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            Diker Value-Tech QP Fund, LP

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            42-1622604
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    2,570,578
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                   -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    2,570,578
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
             2,570,578
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [X]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            5.9%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                 13D/A                  Page 4 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            Diker GP, LLC

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            37-1444083
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    5,729,806
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                   -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    5,729,806
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
             5,729,806
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [X]
-----------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
           13.2%
-----------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON **
           OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                 13D/A                  Page 5 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            Diker Management, LLC

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
            04-3616914
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            Delaware
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    6,128,199
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                   -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    6,128,199
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            6,128,199
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [X]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            14.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                 13D/A                  Page 6 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            Charles M. Diker

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    6,128,199
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                   -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    6,128,199
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            6,128,199
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [X]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            14.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                 13D/A                  Page 7 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            Mark N. Diker

            I.R.S. IDENTIFICATION NO.
            OF ABOVE PERSONS (ENTITIES ONLY)
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            AF
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                    -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                    6,128,199
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                   -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                    6,128,199
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            6,128,199
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [X]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
            14.1%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
            IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 44973Q103                13D/A                    Page 8 of 11 Pages


     This Schedule 13D, initially filed on January 6, 2005, relating to the Common Stock, $0.0001 par value (the "Stock") of I-many, Inc. (the "Company"), located at 399 Thornall St, 12th Floor Edison, NJ 08837, as amended by Amendment No. 1 dated February 3, 2005 and Amendment No. 2 dated April 25, 2005, is hereby further amended as set forth below by this Amendment No. 3 to the Schedule 13D:


Item 2.         IDENTITY AND BACKGROUND.

     Item 2(a) of the Schedule 13D is hereby supplemented as follows:

     Any disclosures made herein with respect to persons or entities other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party. By virtue of the transactions with Starboard Value & Opportunity Fund, LLC ("Starboard") and Parche, LLC ("Parche"), affiliates of Ramius Capital Group, LLC ("Ramius"), more fully described in Item 4, the Reporting Persons affirm that they constitute a "group" with Starboard, Parche, Ramius, RCG Ambrose, RCG Halifax, Ramius Securities, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon (the "Ramius Parties") for purposes of Section 13(d)(3) of the Act. The Reporting Persons expressly disclaim beneficial ownership of securities held by the Ramius Parties and, to the extent permissible, the various accounts under the Reporting Persons' management and control. The securities reported herein as being beneficially owned by the Reporting Persons do not include any securities held by any of the Ramius Parties or any other person or entity other than the various accounts under the Reporting Persons' management and control.


Item 3.         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 of the Schedule 13D is hereby amended and restated as follows:

     The aggregate purchase price of the 2,277,980 shares of Stock beneficially owned by the Partnership is $2,375,747. The aggregate purchase price of the 2,570,578 shares of Stock beneficially owned by the QP Partnership is $2,602,255. The aggregate purchase price of the 5,729,806 shares of Stock beneficially owned by Diker GP is $5,943,146. The aggregate purchase price of the 6,128,199 shares of Stock beneficially owned by Diker Management, Charles M. Diker and Mark N. Diker is $6,399,735. Such shares of Stock were acquired with investment funds in accounts under management.


Item 4.         PURPOSE OF THE TRANSACTION.

     Item 4 of the Schedule 13D is hereby supplemented as follows:

     As part of its discussions with management regarding board composition, on behalf of the Reporting Persons, Charles M. Diker suggested to representatives of the Company that he favored a change in a majority of the Company's Board, and recommended five potential candidates for the Board. Mr. Diker suggested that the size of the Board be expanded to at least seven directors, that the Board consider nominating at least four of the suggested candidates for election as directors at the Company's 2005 Annual Meeting of Stockholders (the "Annual Meeting"), that at least one of the existing directors not run for reelection and that the roles of Chief Executive Officer and Chairman be separated. On June 9, 2005, after the Reporting Persons had not received a response from the Company to their suggestions, the Partnership, the QP Partnership and the Managed Accounts sold 864,433, 975,465 and 151,180 shares of Stock, respectively, to Starboard and Parche (an aggregate of 1,991,078 shares), with settlement to occur within one business day of execution, pursuant to a stock purchase agreement (the "Stock Purchase Agreement"), a copy of which is attached hereto as Exhibit A and is incorporated herein by reference. In connection with the Stock Purchase Agreement, each of the Reporting Persons executed an irrevocable proxy (the "Irrevocable Proxy"), pursuant to which the Reporting Persons granted Starboard and Parche the right to vote their shares of Stock in the next election of directors. Any additional shares of Stock acquired by the Reporting Persons before the expiration of the Irrevocable Proxy will also be subject to the Irrevocable Proxy until its expiration. Any shares of Stock sold by the Reporting Persons before the expiration of the Irrevocable Proxy will remain subject to the Irrevocable Proxy until its expiration. The Irrevocable Proxy expires on the earlier to occur of the next election of directors or the close of business on November 30, 2005. A copy of the Irrevocable Proxy is attached hereto as Exhibit B and is incorporated herein by reference. The Reporting Persons do not anticipate being participants in any solicitation of proxies undertaken in connection with the Annual Meeting.

CUSIP No. 44973Q103                13D/A                    Page 9 of 11 Pages


ITEM 5.         INTEREST IN SECURITIES OF THE ISSUER.

     Paragraphs (a), (b) and (c) of Item 5 of the Schedule 13D are hereby amended and restated as follows:

     (a) The aggregate percentage of shares of Stock reported beneficially owned by the Reporting Persons is based upon 43,484,970 shares outstanding, which is the total number of shares of Stock outstanding as of April 29, 2005, as reported in the Company's Quarterly Report on Form 10-Q filed May 9, 2005.

     As of the date hereof, the Reporting Persons beneficially own in the aggregate 6,128,199 shares of Stock, constituting approximately 14.1% of the Stock outstanding. Upon information and belief, the Ramius Parties, as of the date hereof, beneficially own in the aggregate 6,128,199 shares of Stock. Accordingly, the 12,256,398 shares of Stock that may be deemed to be beneficially owned in the aggregate by the Reporting Persons and the Ramius Parties as a "group," as of the date hereof, constitute approximately 28.2% of the shares of Stock outstanding. The Reporting Persons expressly disclaim beneficial ownership of securities held by the Ramius Parties and, to the extent permissible, the various accounts under the Reporting Persons' management and control.

     (b) The Partnership has shared voting and dispositive powers with respect to 2,277,980 shares of Stock, constituting 5.2% of such class of securities, which powers are exercised by Charles M. Diker and Mark N. Diker subject to the Irrevocable Proxy.

     The QP Partnership has shared voting and dispositive powers with respect to 2,570,578 shares of Stock, constituting 5.9% of such class of securities, which powers are exercised by Charles M. Diker and Mark N. Diker subject to the Irrevocable Proxy.

     Diker GP has shared voting and dispositive powers with respect to 5,729,806 shares of Stock, constituting 13.2% of such class of securities, which powers are exercised by Charles M. Diker and Mark N. Diker subject to the Irrevocable Proxy.

     Diker Management has shared voting and dispositive powers with respect to 6,128,199 shares of Stock, constituting 14.1% of such class of securities, which powers are exercised by Charles M. Diker and Mark N. Diker subject to the Irrevocable Proxy.

     Charles M. Diker has shared voting and dispositive powers with respect to 6,128,199 shares of Stock, constituting 14.1% of such class of securities, subject to the Irrevocable Proxy.

     Mark N. Diker has shared voting and dispositive powers with respect to 6,128,199 shares of Stock, constituting 14.1% of such class of securities, subject to the Irrevocable Proxy.

     All of such shares were acquired in open-market transactions.

     (c) On June 9, 2005, pursuant to the Stock Purchase Agreement, the Partnership, the QP Partnership and the Managed Accounts sold 864,433, 975,465 and 151,180 shares of Stock, respectively, to Starboard and Parche at a purchase price of approximately $1.70 per share.


Item 7.         MATERIAL TO BE FILED AS EXHIBITS

     Item 7 of the Schedule 13D is hereby amended and restated as follows:

     Attached hereto as Exhibit A is a copy of the Stock Purchase Agreement. Attached hereto as Exhibit B is a copy of the Irrevocable Proxy.

CUSIP No. 44973Q103               13D/A                  Page 10 of 11 Pages


SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED:  June 9, 2005

                                   DIKER VALUE-TECH FUND, LP
                                   BY ITS GENERAL PARTNER, DIKER GP, LLC

                                    BY:  /s/ Mark N. Diker
                                    NAME:  MARK N. DIKER
                                    TITLE:  MANAGING MEMBER



                                   DIKER VALUE-TECH QP FUND, LP
                                   BY ITS GENERAL PARTNER, DIKER GP, LLC

                                    BY:  /s/ Mark N. Diker
                                    NAME:  MARK N. DIKER
                                    TITLE:  MANAGING MEMBER



                                   DIKER GP, LLC

                                    BY:  /s/ Mark N. Diker
                                    NAME:  MARK N. DIKER
                                    TITLE:  MANAGING MEMBER



                                   DIKER MANAGEMENT, LLC

                                    BY:  /s/ Mark N. Diker
                                    NAME:  MARK N. DIKER
                                    TITLE:  MANAGING MEMBER



                                   CHARLES M. DIKER,  INDIVIDUALLY

                                    /s/ Charles M. Diker



                                   MARK N. DIKER,  INDIVIDUALLY

                                    /s/ Mark N. Diker

CUSIP No. 44973Q103               13D/A                  Page 11 of 11 Pages


                              EXHIBIT INDEX

1. Exhibit A - Stock Purchase Agreement, dated as of June 9, 2005, between Diker Management, LLC and Starboard Value & Opportunity Fund, LLC and Parche, LLC.

2. Exhibit B - Irrevocable Proxy, dated as of June 9, 2005, granted to Starboard Value and Opportunity Fund, LLC and Parche, LLC by Diker Management, LLC, Diker Value-Tech Fund, LP, Diker Value-Tech QP Fund, LP, Diker GP, LLC, Charles M. Diker and Mark N. Diker.